AMENDMENT TO SUBADVISORY AGREEMENT
MANUFACTURERS ADVISER CORPORATION
     AMENDMENT made as of this 1st day of May, 2003 to the Subadvisory Agreement dated January 28, 1999 (the “Agreement”), as amended, between Manufacturer’s Securities Services, LLC, a Delaware limited partnership (the “Adviser”), and A I M Capital Management, Inc., (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:
1. CHANGE IN APPENDIX A
     Section 3 of the Agreement, “Compensation of Subadviser,” is hereby amended:
     a. to add the compensation of the Mid Cap Core Trust
2. EFECTIVE DATE
     This Amendment shall become effective on May 1, 2003 upon: (i) approval of the Amendment by the Board of Trustees of Manufacturers Investment Trust, and (ii) execution of the Amendment.
     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

Manufacturers Securities Services, LLC

By:	The Manufacturers Life Insurance Company (U.S.A.), its managing member

By:	/s/James D. Gallagher James D. Gallagher, Executive Vice President,
Secretary and General Counsel

A I M Capital Management, Inc.

by:	/s/M. Larsen M. Larsen, President

by:	/s/Nancy L. Martin Nancy L. Martin, Vice President, General Counsel and Assistant Secretary

APPENDIX A
     The Subadviser shall serve as investment subadviser for the following portfolio of the Trust. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement, the fee at an annual rate as follows (the “Subadviser Percentage Fee”):

			Between	Between
		Between	$50 million	$200 million
	First	$10 million and	and $200	and $500	Excess Over
Portfolio	$10 million	$50 million	million	million	$500 million
Mid Cap Core (AIM)
     The Subadviser Percentage Fee shall be accrued for each calendar day and the sum of the daily fee accruals shall be paid monthly to the Subadviser. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the applicable annual rate described in the preceding paragraph, and multiplying this product by the net assets of the portfolio as determined in accordance with the Trust’s prospectus and statement of additional information as of the close of business on the previous business day on which the Trust was open for business.
     If this Agreement becomes effective or terminates before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

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